News Release



Mattson Technology Contact
Andy Moring
Mattson Technology, Inc.
tel 510-492-6530
fax 510-492-5963
andy.moring@mattson.com

Investor & Media Contact
Laura Guerrant-Oiye
Guerrant Associates
tel 808-882-1467
fax 808-882-1267
lguerrant@guerrantir.com

MATTSON TECHNOLOGY, INC. REPORTS RESULTS
FOR THE SECOND QUARTER 2008

FREMONT, Calif. — July 23, 2008 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the second quarter ended June 29, 2008 (hereafter referred to as "current quarter").

Technology Highlights of this report include:

- Recognized revenue on the first Etch tool, Nexion™
- Shipped Millios™ to a key memory customer in Asia
- Won two additional accounts with Suprema™
- Shipped initial Alpine™ system to a major semiconductor manufacturer in Taiwan

Net sales for the current quarter were $41.8 million, down 14 percent from $48.7 million for the previous quarter, and down 52 percent from $86.5 million in the second quarter of 2007. Net sales for the second quarter of 2008 and 2007 included royalties of $6.4 million and $8.6 million, respectively, related to the settlement of the patent infringement suit with Dainippon Screen Manufacturing Co., Ltd. ("DNS").

Gross margin for the current quarter was 44.1 percent, up 1.3 percentage points from 42.8 percent for the previous quarter, and down 4.0 percentage points from 48.1 percent for the second quarter of 2007. Excluding royalty income from DNS, gross margin for the current quarter was $12.1 million or 34.1 percent, compared to $33.0 million or 42.4 percent for the second quarter of 2007. Operating expenses for the current quarter were $25.7 million, compared to $24.7 million for the previous quarter and $26.1 million reported for the second quarter of 2007. Interest and other income (expense) for the quarter reflected an income of $0.9 million, compared to an expense of $0.2 million in the previous quarter and income of $2 million reported for the second quarter of 2007.

Net loss for the current quarter was $6.8 million, or $0.14 loss per diluted share, compared with $4.2 million, or $0.09 loss per share, for the previous quarter, and net income of $11.5 million, or $0.22 earnings per share, for the second quarter of 2007. Net loss for the current quarter included non-recurring items for DNS royalty of $6.4 million, restructuring expenses of $0.7 million, and severance expenses of $0.2 million. The net favorable impact of these non-recurring items was $0.11 per share.

Cash, cash equivalents and short-term investments at the end of the second quarter were $135.7 million, down $10.1 million from $145.8 million in the previous quarter.

"While our financial results for the second quarter clearly reflect the impact of the industry's protracted weakness in the memory markets," said David L. Dutton, chief executive officer of Mattson Technology, "it is notable that our revenue shortfall was not attributable to competitive losses. In anticipation of improved market conditions, we continue to invest in new products and growth initiatives; specifically, in the etch market with innovative products targeting high volume dielectric etch applications, and the millisecond annealing and thermal oxidation markets. We are proud of the traction our new products have gained in the market place. Our new products enable our customers to meet their next generation specification requirements, and we are committed to ensuring that they are optimally positioned for the next industry up-cycle."

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

Guidance 2008 –Third Quarter

The Company's guidance for the third quarter of 2008 is based on a continued weakness in the memory market. For the third quarter, Mattson expects the following:

- Revenues in the range of $29 million to $37 million
- Gross Margins between 33 percent and 37 percent
- Earnings in a range of loss per share of $0.30 to loss per share of $0.22

On Wednesday, July 23, 2008, at 2:30 PM Pacific Time (5:30 PM Eastern Time), Mattson will hold a conference call to review the following topics: second quarter 2008 financial results, current business conditions and the near-term business outlook. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson website for one week following the live broadcast.

Mattson will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements regarding the Company's future prospects, including, but not limited to: anticipated bookings, revenue, margins, earnings per share, market share, tax rate and fully diluted shares outstanding for future periods. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.
Mattson Technology, Inc. designs, manufactures, and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. The Company is a leading supplier of dry strip and rapid thermal processing equipment to the global semiconductor industry. Its strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. Mattson is expanding into the etch market

with innovative products targeting high volume dielectric etch applications, and is also expanding into the millisecond annealing and thermal oxidation markets. The Company expects that entry into these new markets will enhance its technical leadership and deliver revenue and profitability gains. Mattson was founded in 1988 and is headquartered in Fremont, California. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended	
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
Net sales	$ 41,790	$ 86,544	$ 90,445	$ 156,485
Cost of sales	23,345	44,909	51,166	83,622
Gross margin	18,445	41,635	39,279	72,863
Operating expenses:				
Research, development and engineering	9,215	8,893	17,061	18,004
Selling, general and administrative	15,592	17,090	32,367	33,069
Amortization of intangibles	128	128	256	255
Restructuring charges	748	-	748	-
Total operating expenses	25,683	26,111	50,432	51,328
Income (loss) from operations	(7,238)	15,524	(11,153)	21,535
Interest and other income (expense), net	906	2,023	739	4,625
Income (loss) before income taxes	(6,332)	17,547	(10,414)	26,160
Provision for income taxes	422	6,000	556	6,962
Net income (loss)	$ (6,754)	$ 11,547	$ (10,970)	$ 19,198
Net income (loss) per share:				
Basic	$ (0.14)	$ 0.22	$ (0.22)	$ 0.37
Diluted	$ (0.14)	$ 0.22	$ (0.22)	$ 0.36
Shares used in computing net income (loss) per share:				
Basic	49,419	52,531	49,391	52,546
Diluted	49,419	53,627	49,391	53,573

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 29, 2008 (unaudited)	December 31, 2007 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 135,739	$ 152,567
Accounts receivable, net	28,304	36,011
Advance billings	9,175	2,576
Inventories	57,546	51,073
Inventories - delivered systems	4,178	-
Prepaid expenses and other assets	8,181	10,996
Total current assets	243,123	253,223
Property and equipment, net	32,500	28,600
Goodwill	18,076	18,076
Intangibles, net	6,824	7,080
Other assets	10,774	10,791
Total assets	$ 311,297	$ 317,770
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,240	$ 18,097
Accrued liabilities	22,845	26,900
Deferred revenue	12,198	7,207
Total current liabilities	51,283	52,204
Income taxes payable, noncurrent	15,153	14,147
Other liabilities	5,827	6,136
Total liabilities	72,263	72,487
Stockholders' equity:		
Common stock	54	54
Additional paid-in capital	626,273	623,527
Accumulated other comprehensive income	23,620	19,032
Treasury stock	(37,987)	(35,374)
Accumulated deficit	(372,926)	(361,956)
Total stockholders' equity	239,034	245,283
Total liabilities and stockholders' equity	$ 311,297	$ 317,770

(1) Derived from audited financial statements